
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 15, 2007

By Facsimile and U.S. Mail

Mr. Jonathan R. Burst
Chief Executive Officer
International Fuel Technology, Inc.
7777 Bonhomme, Suite 1920
St. Louis, Missouri 63105

> **Re: International Fuel Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated May 30, 2007**
> **File No. 000-25367**

Dear Mr. Burst:

    We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 30, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 3. Stockholders' Equity, page F-12

1.   We note your response to prior comment two of our letter dated May 16, 2007. It appears that when the shares were initially issued, you did not assign fair value to the make-whole provision as required by paragraph 9 of EITF 00-19. Please revise or advise.

2.   Please tell us why you have classified the $500,000 as a merger expense and indicate whether any services were or are provided to you in connection with the issuance of shares.

3.   Please tell us how you determined that it was appropriate to record the cumulative effect of the merger expense adjustment to the current period rather than prior periods. Please provide us your analysis of materiality.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief